Exhibit 99.1

Nano Dimension Expands its North American Presence,
Opens Customer Experience Center in California

NESS ZIONA, Israel – December 6, 2017 – Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), today announced that it teamed up with XponentialWorks, an expert in additive manufacturing advisory, and is opening a U.S. Customer Experience Center (CEC) in the Greater Los Angeles area. This California location will be the second of several Nano Dimension CECs planned worldwide to accelerate the adoption of additive manufacturing for electronics development.

Nano Dimension’s CECs also serve as customer and reseller training facility and sales support centers.

With this move, Nano Dimension’s plans to leverage the deep expertise, strong presence, and marketplace access of XponentialWorks to expand Nano Dimension’s customer base and reseller network. XponentialWorks was founded by additive manufacturing pioneer, Avi Reichental, who was also recently named co-chairman of Nano Dimension’s Board of Directors.

The new California CEC will feature the commercially-available DragonFly 2020 Pro 3D Printer, a groundbreaking 3D printer for professional electronics manufacturing that enables designers and engineers – for the first time – to 3D-print metal and polymer simultaneously to achieve in-house prototyping of professional printed circuit boards (PCB) and functional electronic circuits. At the CEC, customers and partners will be able to experience first-hand how the DragonFly 2020 Pro can eliminate many of the complex workflow processes, as well as time and resources, that would otherwise be required to create a PCB prototype using traditional methods.

Nano Dimension’s DragonFly 2020 Pro 3D Printer for professional electronics enables companies to take control of their development cycles by bringing prototyping and small-batch manufacturing in-house. The award-winning printer enables the 3D-printing of functional electronic objects such as professional PCB prototypes, antennas, molded interconnect devices and other electronics.

“North America is one of the most important additive manufacturing markets, “said Amit Dror, CEO of Nano Dimension. “With the opening of our second CEC, we are making it possible for our customers to immediately access and work with our products first hand, so that our clients can experience how our printers can cut their design and manufacturing cycles and enhance their competitive advantage,” concluded Dror.

“As we grow our business across the United States, we couldn’t be happier to plug into the XponentialWorks ecosystem, and leverage their vast network to expand our sales support and training on the West Coast,” said Simon Fried, Chief Business Officer and Co-Founder of Nano Dimension. “We plan to immediately begin to host targeted events for marquee customers, hold reseller training and recruiting activities, and curate thought-leadership conferences designed to bring together a variety of relevant industries to experience the power and promise of additive manufacturing for electronics.”

To visit the Customer Experience Center in Ventura, contact Nano Dimension. To see a video of the DragonFly 2020 Pro 3D Printer in action, please visit: http://www.nano-di.com/dragonfly-2020-pro.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

For more information, please visit www.nano-di.com.

About XponentialWorks

Founded by Avi Reichental, an additive manufacturing pioneer and influential exponential-tech executive, XponentialWorks provides advisory services and venture investments to both early and mature stage companies in the field of autonomous mobility, 3D printing, robotics, deep-learning and digital health. The company operates a groundbreaking open innovation facility in partnership with several leading additive manufacturing companies and corporate clients that is dedicated to accelerating digital transformation and industry 4.0 preparedness for the benefit of its entire ecosystem.

For more information, please visit www.xponentialworks.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its current and future CECs, including opening additional CECs, plugging into the XponentialWorks ecosystem, leveraging their vast network to expand sales support and training on the West Coast, and plans to immediately begin to host targeted events for marquee customers, hold reseller training and recruiting activities, and curate thought-leadership conferences when it discusses the potential of its DragonFly 2020 Pro 3D printer. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com